UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A*
Under the Securities Exchange Act of 1934
(Amendment No. 1)

B&D FOOD CORP.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

     055247 10 0
(CUSIP Number)

Seth A. Farbman 150 W 46th Street New York, NY 10036 (212) 730-4302
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) ______________________

April 25, 2008 and June 1, 2008 (Date of Event which Requires Filing of this Statement)
____________________________________________________________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 055247 10 0

(1)	Name of Reporting Persons. Seth A. Farbman I.R.S. Identification Nos. of Above Persons (Entities Only) ☐ --Rho Capital Partners, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	SOURCE OF FUNDS (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 15,321,061(1)
	(8)	Shared Voting Power 30,000,000(2)
	(9)	Sole Dispositive Power 15,321,061(1)
	(10)	Share Dispositive Power 30,000,000(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 45,262,500
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 25.8% (based on 149,986,955 shares of Common Stock issued and outstanding on May 14, 2008) (1)(2)
(14)	Type of Reporting Person (See Instructions) IN

(1) Includes (a) 4,500,000 shares of Common Stock issuable upon exercise of 4,500,000 common stock purchase warrants, each of which entitles the holder thereof to purchase one share of Common Stock for $0.10 until June 11, 2010 and (b) 996,061 shares of Common Stock issuable within 60 days of the date hereof upon the conversion of a promissory note in the principal amount of $37,500.

(2) Includes 15,000,000 shares of Common Stock issuable upon exercise of 15,000,000 common stock purchase warrants, each of which entitles the holder thereof to purchase one share of Common Stock for $0.10 until June 11, 2010.

*****

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CUSIP No. 055247 10 0

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on June 19, 2007 (the “Schedule 13D”), relating to the beneficial ownership by Seth Farbman (the “Reporting Person”) of Common Stock, par value $0.001 per share (the “Common Stock”), of B&D Food Corp, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 575 Madison Avenue, Suite 1006, New York, New York 10022-2511. Unless specifically amended in this Amendment No. 1, the disclosures set forth in the Schedule 13D shall remain unchanged.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

The Reporting Person acquired, in consideration for $37,500 paid by the Reporting Person from his personal funds, a promissory note dated October 25, 2007 (the “2007 Note”), in an aggregate principal amount of $37,500, which note will mature and become due and payable on October 24, 2009. The note may also be converted, at the option of the Reporting Person, at any time after April 25, 2008, for that amount of shares of Common Stock equal to the quotient obtained by dividing (A) the entire principal amount of the note plus accrued interest (which accrues at 8% per annum, compounded annually) by (B) 0.04.

Pursuant to a Note, Stock and Interest Purchase Agreement (the “ NSIP Agreement”) dated June 1, 2008, by and among the Issuer, Boaz Holdings Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Boaz Holdings”), Boaz Industria E Comercio De Alimentos LTDA., a limited liability company formed pursuant to the laws of Brazil (“Boaz”), and the Reporting Person, the Reporting Person acquired, in consideration for $1,000,000 paid by the Reporting Person from his personal funds (i) a promissory note, in an aggregate principal amount of $1,000,000 (as amended, restated or otherwise modified from time to time, the “2008 Note”); (ii) 5,000,000 shares of Common Stock; and (iii) an interest in fifty percent (50%) of the greater of (x) the net income of Boaz Holdings and (y) the net income of Boaz.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby restated in its entirety as follows:

The Reporting Person acquired the convertible securities and the shares of Common Stock reported herein for investment purposes. The Reporting Person has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended by restating the first paragraph in its entirety as follows:

The Reporting Person is directly the beneficial owner of 15,321,061 shares of Common Stock, which consists of: (i) 9,500,000 shares of Common Stock; (ii) 4,500,000 shares of Common Stock issuable upon exercise of 4,500,000 common stock purchase warrants, each of which entitles the holder thereof to purchase one share of Common Stock for $0.10 until June 11, 2010; and (iii) 996,061 shares of Common Stock issuable within 60 days of the date hereof upon the conversion of a promissory note in the principal amount of $37,500. The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares. Except as disclosed herein, the Reporting Person has not effected any other transaction in any securities of the Issuer in the past sixty days.

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CUSIP No. 055247 10 0

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby restated in its entirety as follows:

No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Issuer between the Reporting Person and any other individual or entity, with the exception of (i) the Stock Purchase Agreement dated June 11, 2007 (filed as an exhibit to the Schedule 13D), (ii) the 2007 Note, (iii) the 2008 Note and (iv) the NSIP Agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as exhibits

Exhibit 99.1 Form of Note, Stock and Interest Purchase Agreement dated June 1, 2008

Exhibit 99.2 Form of Promissory Note dated October 25, 2007

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CUSIP No. 055247 10 0

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2008	By:	/s/ Seth Farbman
Seth Farbman